GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW

                           PRINCETON FORRESTAL VILLAGE
THOMAS P. GALLAGHER          155 VILLAGE BOULEVARD              NEW YORK OFFICE
KEVIN M. BRIODY+                   2ND FLOOR                    300 PARK AVENUE
JOHN K. BUTLERo           PRINCETON, NEW JERSEY 08540             17TH FLOOR
BARBARA J. COMLY*+                ---------                   NEW YORK, NY 10022
MARTIN J. CONROY                                                  212-938-0831
DEBORAH L. CARROLL*             (609) 452-6000                 FAX: 212-938-0917
JONATHAN M. GRISCHUK         Fax: (609) 452-0090

                                                         *ALSO ADMITTED IN NY
                                                         +ALSO ADMITTED IN PA
                                                         oALSO ADMITTED IN DC
                                                         *ADMITTED IN NY, DC
                                                           AND CT ONLY


                                     October 28, 2005


VIA FACSIMILE (202-772-9204)
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:   H. Christopher Owings, Assistant Director
         Kurt Murao, Attorney Advisor
         Ellie Quarles, Special Counsel

         Re:      Poseidis, Inc.
                  Preliminary Information Statement on Schedule 14C Filed September 28, 2005
                  File No. 0-26329

Ladies and Gentlemen:

     On behalf of Poseidis, Inc. ("Poseidis" or the "Company"), we have filed on today's date via Edgar Amendment No. 1 to the Company's Preliminary Information Statement on Schedule 14C (the "Amendment"). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in your letter dated October 14, 2005 on a point-by-point basis. The numbered comments and responses below correspond with the numbered paragraphs in the Commission's October 14, 2005 comment letter.


Comment #1:

Outstanding and Issuable Securities, page 4

Standby Equity Distribution Agreement, page 4

     To allow investors to better understand the dilutive effect of the Standby Equity Distribution Agreement, please include a tabular presentation showing the number of shares issuable at the current market price and at a 25%, 50% and 75% decrease in the current market price. Also, disclose the maximum number of shares that may be issued and the percentage of outstanding securities that this amount represents as well as the percentages of outstanding securities represented by the securities issued at the discounts to market price described above.

U.S. Securities and Exchange Commission
October 28, 2005
Page 2

Response to Comment #1:

     We have included a table at page 4 of the Amendment as requested which illustrates the dilutive effect of the Standby Equity Distribution Agreement (the "SEDA") showing the number of shares issuable at the current market price and at assumed 25%, 50% and 75% decreases to the current market price. We have also disclosed the maximum number of shares that are issuable at such prices, as well as the percentages of outstanding securities represented by such issuances.


Comment #2:

     According to your form 8-K dated August 26, 2005 and the Standby Equity Distribution Agreement, you have agreed to pay Cornell Capital 5% of the proceeds that you receive from each advance under the agreement. Please disclose this 5% payment and describe how this payment fits within the equity line arrangement.

Response to Comment #2:

     We have expanded our disclosure of the SEDA as requested at page 4 to include the 5% fee payable at each closing, and have described the procedures the Company is required to follow for making such payments.


Comment #3:

     It appears from the relevant exhibits to the form 8-K dated August 26, 2005 that David Gonzalez, Esq. will act as escrow agent in connection with the standby equity distribution agreement. Currently, however, we note that Mr. Gonzalez is a managing partner of Cornell Capital. In view of the affiliate relationship between Cornell Capital as investor and Mr. Gonzalez as escrow agent, it appears that Cornell Capital may have actual or potential discretion as to whether it will perform its obligations under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship is inconsistent with our position regarding equity lines of credit as set forth in the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects Outline.

Response to Comment #3:

     Please be advised that the Company and Cornell Capital have entered into an Amended & Restated Standby Equity Distribution Agreement as of October 24, 2005 and related letter agreement which removes the escrow agent and takes into effect the termination of the Escrow Agreement by and among the Company, Cornell Capital and David Gonzalez, Esq. Accordingly, we respectfully submit that no relationship exists which would give rise to an inconsistency with the Commission's position regarding equity lines as raised in Comment #3.


Comment #4:

Convertible Debenture, page 5

     Your disclosure is confusing as to the relationship between the 12% convertible debentures, the warrants and the standby equity distribution agreement, each of which you entered into with Cornell Capital Partners. In particular, the purpose for issuing the convertible debentures and warrants given the existing standby equity distribution agreement is unclear. Further,

U.S. Securities and Exchange Commission
October 28, 2005
Page 3


please provide us with your analysis as to whether the private transaction under the equity line will be completed, prior to the filing of the resale registration statement, given the terms and existence of the convertible debentures and the warrants. Please see the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects Outline. We may have further comment upon review of your response.

Response to Comment #4:

     We have clarified at page 5 that the Company issued to Cornell Capital a warrant to purchase 500,000 shares as part of a commitment fee owed to Cornell Capital pursuant to the SEDA. We have also clarified at page 5 that the Company issued a warrant to purchase 1,250,000 shares as payment of a fee owed to Cornell Capital pursuant to the Securities Purchase Agreement between the Company and Cornell Capital. Please be advised that the convertible debentures and warrants were not in any way issued in connection with the SEDA.

     In addition, please note that the terms of the SEDA provide that an effective registration statement must exist prior to giving rise to Cornell Capital's obligation to purchase shares of common stock, as described on page 4 of the Amendment. Accordingly, the equity line transaction cannot be completed at least until such time as the Commission has declared a registration statement for the shares underlying the SEDA effective. In addition, the Company is restricted to a maximum weekly draw of $300,000 pursuant to the SEDA. Finally, the Company is not required to draw down any amount under the SEDA.


Comment #5:

     We note your disclosure that the conversion price for the 12% convertible debenture is $0.0497 per share. It appears, however, that this conversion price may be adjusted pursuant to the terms of the debenture. Please fully disclose the circumstances in which the conversion price may be adjusted for each circumstance. Further, we note your disclosure that you may issue an additional $150,000 in principal of the 12% debenture to Cornell Capital "[u]pon the satisfaction of certain conditions." Please expand your disclosure to clearly set forth the "certain conditions." Please also disclose the conversion price and adjustment terms, if any, for this debenture. If the conversion price and adjustment terms are identical to the initial $150,000 debenture, please so state. We may have further comment upon review of your response.

Response to Comment #5:

     Please be advised that the Company and Cornell Capital amended the closing conditions for the issuance of the second $150,000 convertible debenture and closed on the second $150,000 convertible debenture (the "Second Debenture") on October 24, 2005. The Second Debenture contains identical terms and conditions as the initial $150,000 debenture. We have expanded our disclosure at page 4 of the Amendment to describe the circumstances in which the conversion price of the Convertible Debentures may be adjusted.


Comment #6:

     We note your disclosure that interest on the 12% debenture may be payable in common stock at the option of Cornell Capital. Please disclose the price per share to be used in determining the number of shares to be paid for the interest component of the debenture. Please also disclose the conditions under which Cornell Capital may request that the interest be paid in common stock.

U.S. Securities and Exchange Commission
October 28, 2005
Page 4


Response to Comment #6:

     We have added disclosure at page 4 of the Amendment which discloses the price per share and conditions under which Cornell Capital may request that interest under the Convertible Debentures be paid in shares of Common Stock. Pursuant to the Convertible Debentures, the Company may be required to pay accrued interest in shares of Common Stock upon the occurrence of an event of default under the Convertible Debentures if Cornell Capital so requests. If an event of default remains uncured by the Company, Cornell Capital may (but is not required to) request payment of principal and interest in shares of Common Stock at a rate of $0.0124 per share.


Comment #7:

Warrants, page 5

     We note your disclosure that you issued Cornell Capital warrants to purchase 500,000 and 1,250,000 shares of common stock at an exercise price of $0.12 per share. According to the warrant agreements, filed as exhibits 99.1 and
99.3 to the form 8-K dated August 26, 2005, however, it appears that the exercise price of $0.12 may be adjusted per section 8 of the agreements. Please expand your disclosure to fully discuss the conditions for adjusting the exercise price.

Response to Comment #7:

     We have supplemented our disclosure on page 5 of the Amendment as requested to include the conditions for adjusting the exercise price of the warrants described therein.


     If you have any questions or require any supplemental information after reviewing our responses and the Amendment as filed by the Company as of today's date, please do not hesitate to contact the undersigned at 609-452-6000.


                                        Very truly yours,

                                        /s/ Thomas P. Gallagher
                                        Thomas P. Gallagher




cc:      Louis Pardau dit Pardo, President

                            SCHEDULE 14C INFORMATION


                               Amendment No. 1 to
                 Information Statement Pursuant to Section 14(c)

                     of the Securities Exchange Act of 1934

Check the appropriate box:

[X]  Preliminary Information Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[_]  Definitive Information Statement

                                 POSEIDIS, INC.
                                -----------------
                (Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[_] Fee computed on table below per Exchange Act Rule 14c-5(g) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     ------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

     ------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     -----------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

     ------------------------------------------------------------------

     (5)  Total fee paid:

     ------------------------------------------------------------------

[_] Fee paid previously with preliminary materials.
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     ------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

     ------------------------------------------------------------------

     (3)  Filing Party:

     ------------------------------------------------------------------

     (4)  Date Filed:

     ------------------------------------------------------------------

                                 POSEIDIS, INC.

                          222 Lakeview Avenue, PMB 160
                            West Palm Beach, FL 33401
                                 (561) 832-5696


                              INFORMATION STATEMENT

                                  INTRODUCTION


This Information Statement is furnished by the Board of Directors of Poseidis, Inc. (the "Company") to the stockholders of record of the Company's Common Stock (the "Common Stock") at the close of business on September 26, 2005 (the "Record Date"), and is being sent to you in connection with the action taken by the holders of a majority of the Common Stock of the Company. Those stockholders approved, by written consent dated September 26, 2005, an Amendment to the Company's Articles of Incorporation to increase the authorized number of shares of Common Stock to 500,000,000 as described herein (the "Amendment").

This Information Statement is being mailed on or before the close of business on _________, 2005, to every security holder entitled to vote or give an authorization or consent in regard to any matter to be acted upon. It is anticipated that the Amendment will become effective twenty (20) days after __________, 2005, the date this Information Statement is first sent to the stockholders.




                  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                        REQUESTED NOT TO SEND US A PROXY.





West Palm Beach, Florida
__________, 2005

                                    APPROVAL

As of the Record Date, there were 65,995,800 shares of Common Stock of the Company issued and outstanding and no shares of Preferred Stock ("Preferred Stock") of the Company issued and outstanding. All holders of shares of Common Stock as of the Record Date are entitled to receive this Information Statement. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the Company's stockholders. Holders of the Common Stock do not have dissenters' rights of appraisal in connection with the Amendment.

The Company is incorporated under the laws of the State of Florida. Florida law provides that any action that may be taken at any stockholders' meeting may be taken by written consent of the requisite number of stockholders required to take such action. Approval of the Amendment required the written consent of the holders of a majority of the Company's outstanding Common Stock. By written consent dated September 26, 2005, stockholders owning more than a majority of the issued and outstanding shares of Common Stock of the Company (the "Consenting Stockholders") authorized and approved the Amendment without a meeting.


                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION

The Company's Certificate of Incorporation currently authorizes the issuance of a total of 110,000,000 shares, composed of 100,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment will increase the total number of authorized shares to 510,000,000 and increase the number of shares of Common Stock to 500,000,000. The Board of Directors has adopted a resolution approving the Amendment, subject to stockholder approval, to which the Consenting Stockholders agreed. The Amendment will modify Article FOURTH of the Company's Articles of Incorporation to read as set forth in Annex A.

The terms of the additional shares of Common Stock will be identical to those of the currently outstanding shares of Common Stock. Each of the newly authorized shares of Common Stock will have the same rights and privileges as currently authorized Common Stock. The new shares, like the currently authorized shares, will not have preemptive rights. The Amendment will not change the par value of the Common Stock.

Current stockholders do not have preemptive rights, which means they do not have the right to purchase any new issuance of Common Stock in order to maintain their proportionate interests in the Company. Because holders of Common Stock have no preemptive rights to purchase or subscribe for any unissued stock of the Company, the issuance of additional shares of Common Stock will reduce the current stockholders' percentage ownership interest in total outstanding shares of authorized Common Stock. This Amendment and the creation of additional shares of authorized Common Stock will not alter the current number of issued shares.

The additional authorized shares could be used to discourage persons from attempting to gain control of the Company, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board in opposing a takeover bid or a solicitation in opposition to management. The Company is not currently aware of any effort to obtain control of the Company, and has no plans to use the new shares for purposes of discouraging any such effort.

                       INCREASE IN AUTHORIZED COMMON STOCK

The Amendment will increase the authorized shares of Common Stock from 100,000,000 to 500,000,000. The Company needs to increase the number of authorized shares of Common Stock in order to have an adequate reserve of Common Stock available for issuance upon conversion of existing convertible securities and exercise of outstanding warrants (see "Outstanding and Issuable Securities"). The Company also needs to increase the number of authorized shares of Common Stock in order to have an adequate reserve of Common Stock available for issuance in equity financings, including under the Standby Equity Distribution Agreement with Cornell Capital Partners, LP (see "Outstanding and Issuable Securities").

The increase in the number of authorized but unissued shares of Common Stock would enable the Company, without further stockholder approval, to issue shares from time to time as may be required for proper business purposes such as raising capital for ongoing operations, business and asset acquisitions, present and future employee benefit programs and other corporate purposes. It is anticipated that such purposes may include the issuance for cash as a means of obtaining capital for use by the Company, issuance in exchange for debt or issuance as part or all of the consideration required to be paid by the Company for acquisitions of other businesses or assets.

The Company has no current plan or commitment to issue shares of Common Stock for purposes other than those discussed above or described below in "Outstanding and Issuable Securities".

                       OUTSTANDING AND ISSUABLE SECURITIES

At September 26, 2005, the Company had outstanding 65,995,800 shares of Common Stock, no shares of Preferred Stock, and the following convertible securities, warrants, options and commitments to issue Company securities:

Standby Equity Distribution Agreement


o On August 26, 2005, the Company entered into a Standby Equity Distribution Agreement with Cornell Capital Partners L.P. ("Cornell Capital"), pursuant to which the Company may, at its discretion, periodically sell to Cornell Capital shares of Common Stock for a total purchase price of up to $8,000,000. The Company and Cornell Capital entered into an Amended and Restated Standby Equity Distribution Agreement and related letter agreement as of October 24, 2005 which removed the escrow agent and takes into effect the termination of the Escrow Agreement by and among the Company, Cornell Capital and David Gonzalez, Esq. In addition, the Company agreed to not redeem or repay convertible debentures issued by Cornell Capital with proceeds from the Amended and Restated Standby Equity Distribution Agreement. (The Amended and Restated Standby Equity Distribution Agreement shall be referred to herein as the "Standby Equity Distribution Agreement".) For each share of Common Stock purchased under the Standby Equity Distribution Agreement, Cornell Capital will pay the Company 96% of the lowest volume weighted average price of Common Stock as quoted by on the Over-the-Counter Bulletin Board or other principal market on which Common Stock is traded for the five days immediately following the date the

     Company delivers a notice requiring Cornell Capital to purchase shares under the Standby Equity Distribution Agreement. In addition, upon the Company obtaining shareholder approval and filing the amendment to its Articles of Incorporation to increase its authorized Common Stock, the Company will pay Cornell Capital a commitment fee by issuing shares of Common Stock in an amount equal to $320,000, at a price per share that is the lowest closing bid price of the Company's Common Stock, as quoted by Bloomberg, LP during the five trading days immediately preceding the filing of the Amendment.


     Cornell Capital's obligation to purchase shares of Common Stock under the Standby Equity Distribution Agreement is subject to certain conditions, including the Company obtaining an effective Registration Statement for shares of Common Stock sold under the Standby Equity Distribution Agreement and is limited to $300,000 per weekly advance. In addition, on each date that the Company requests an advance pursuant to the Standby Equity Distribution Agreement, the Company is required to pay to Cornell Capital a fee totaling 5% of each advance request which is payable directly from the gross proceeds. If such payment is not made by the Company on the date that such advance is made, the payment may be deducted from the amount of the advance requested by the Company with no reduction in the amount of shares to be delivered to Cornell Capital in connection therewith.


     Assuming an issuance price of $0.07 per share for $8,000,000 of Common Stock, the Company would issue 114,285,714 shares of Common Stock to Cornell Capital under the Standby Equity Distribution Agreement.


     To allow investors to better understand the potential dilutive effect of the Standby Equity Distribution Agreement, the following table is intended to illustrate the maximum number of shares issuable to Cornell Capital at the current market price and at assumed 25%, 50% and 75% decreases in the current market price. The figures below also assume that the Company has drawn down the entire $8,000,000 available under the Standby Equity Distribution Agreement.

                   Purchase at     Purchase at     Purchase at     Purchase at
                 Current Market   25% Decrease   50% Decrease    75% Decrease
                      Price     in Market Price in Market Price in Market Price
                 -------------- --------------- --------------- ---------------
Market Price       $0.0600         $0.0450         $0.0300         $0.0150

Purchase Price(1)  $0.0576         $0.0432         $0.0288         $0.0144

Total Shares
Issuable under
SEDA             138,888,889     185,185,185     277,777,778     555,555,556

Percentage of
Outstanding
common stock
after issuance(2)   67.79%          73.73%         80.80%          89.38%
----------------

1    The purchase price is 96% of the market price.
2 The terms of the Standby Equity Distribution Agreement provide that the Company may not issue such number of shares to Cornell Capital which would cause the aggregate number of shares of Common Stock beneficially owned by Cornell Capital and its affiliates to exceed 9.9% of the then outstanding Common Stock of the Company. The figures represented in this row assume that such provision does not apply.

Convertible Debentures

o On August 26, 2005, the Company also entered into a Securities Purchase Agreement with Cornell Capital, pursuant to which the Company issued to Cornell Capital $300,000 in principal of 12% convertible debentures. The debentures are convertible into shares of Common Stock at a conversion price of $0.0497 per share, which may be adjusted under certain circumstances. Pursuant to the terms of each Convertible Debenture, the conversion price may be adjusted as follows:

          (i) If the Company, at any time while the Convertible Debenture is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock,
     (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the conversion price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator will be the number of shares of Common Stock outstanding after such event. Any adjustment made in this fashion will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re- classification;

          (ii) If the Company, at any time while the Convertible Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Cornell Capital) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Closing Bid Price at the record date mentioned below, then the conversion price will be multiplied by a fraction, of which the denominator will be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants (plus the number of additional shares of Common Stock offered for subscription or purchase), and of which the numerator will be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants, plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Closing Bid Price. Such adjustment will be made whenever such rights or warrants are issued, and will become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. However, upon the expiration of any such right, option or warrant to purchase shares of the Common Stock the issuance of which resulted in an adjustment in the conversion price hereby, if any such right, option or warrant shall expire and shall not have been exercised, the conversion price will immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the conversion price made hereby after the issuance of such rights or warrants) had the adjustment of the conversion price made upon the issuance of such rights, options or warrants been made on the basis of offering for subscription or purchase only that number of shares of the Common Stock actually purchased upon the exercise of such rights, options or warrants actually exercised;

          (iii) If the Company or any subsidiary thereof, as applicable, with respect to Common Stock Equivalents (as defined below), at any time while the Convertible Debenture is outstanding, shall issue shares of Common
     Stock or rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of Common Stock ("Common Stock Equivalents") entitling any person to acquire shares of Common Stock, at a price per share less than the conversion price (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at a price per share which is less than the conversion price, such issuance shall be deemed to have occurred for less than the conversion price), then, at the sole option of Cornell Capital, the conversion price will be adjusted to mirror the conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment will be made whenever such Common Stock or Common Stock Equivalents are issued. The Company is obligated to notify Cornell Capital in writing, no later than one (1) business day following the issuance of any Common Stock or Common Stock Equivalent as contemplated hereunder, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms. This adjustment will apply whether or not any such issuances are permitted under the Convertible Debenture. No adjustment as described hereunder will be made as a result of issuances and exercises of options to purchase shares of Common Stock issued for compensatory purposes pursuant to any of the Company's stock option or stock purchase plans;

          (iv) If the Company, at any time while the Convertible Debenture is outstanding, shall distribute to all holders of Common Stock (and not to Cornell Capital) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the conversion price will be determined by multiplying the conversion price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator will be the Closing Bid Price determined as of the record date mentioned above, and of which the numerator will be such Closing Bid Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments will be described in a statement provided to Cornell Capital of the portion of assets or evidences of indebtedness so distributed or such



     subscription   rights  applicable  to  one  share  of  Common  Stock.  Such adjustment will be made whenever any such distribution is made and will become effective immediately after the record date mentioned above; and

          (v) If an event of default occurs as described in the Convertible Debenture and remains uncured, the conversion price will be reduced to $0.0124.

     Interest on the 12% debentures is payable in cash but may be payable in shares of Common Stock at the option of the holder under certain conditions. Pursuant to the Convertible Debenture, the Company may be required to pay accrued interest in shares of Common Stock upon the occurrence of an event of default under the Convertible Debenture if Cornell Capital so requests. Under the Convertible Debenture, an "event of default" occurs where (1) the Company fails to pay principal or interest when due which is not cured within five days; (2) the Company fails to comply with any covenant, agreement or warranty in the Convertible Debenture which is not cured within five days; (3) the Company or any subsidiary becomes subject to a bankruptcy or insolvency proceeding or is adjudicated bankrupt or insolvent or makes a general assignment for the benefit of its creditors; (4) the Company or any subsidiary defaults in any obligations under the debenture or any mortgage, credit or other facility, indenture agreement or the like; (5) the Company's common stock ceases to be quoted on the OTC- BB; (6) the Company or any subsidiary becomes a party to a change-in-control transaction as described in the Convertible Debenture; (7) the Company fails to file a registration statement covering the shares underlying the Convertible Debentures; (8) the effectiveness of the registration statement covering the shares underlying the Convertible Debentures lapses or Cornell Capital is restricted from selling shares in connection therewith for more than five trading days; (9) the Company fails to deliver Common Stock certificates upon conversion; or (10) the Company fails to deliver payment in cash pursuant to a "Buy-in" transaction where Cornell Capital purchases shares on the open market after failing to receive shares from the Company within five days after a notice of conversion. If an event of default remains uncured by the Company, Cornell Capital may (but is not required to) request payment of principal and interest in shares of Common Stock at a rate of $0.0124 per share. At a conversion price of $0.0497, the $300,000 worth of 12% debentures would convert into 6,036,217 shares of Common Stock not taking into account any interest that may be paid in shares of Common Stock.

     Pursuant to the Securities Purchase Agreement, the Company issued two convertible debentures of $150,000 each, with the second debenture (the "Second Debenture") issued on October 24, 2005. In connection with the Company's issuance of the Second Debenture to Cornell Capital, the Company entered into a letter agreement with Cornell Capital whereby the parties modified certain conditions that pertained to the issuance of the Second Debenture that were contained in the Securities Purchase Agreement, including:


     (1) waiver of the requirement that the Company file a registration statement covering the shares of the Company's common stock issuable upon conversion of the Convertible Debentures with the Securities and Exchange Commission within two business days after issuance of the Second Debenture, and to provide that such registration statement shall be filed on or before November 30, 2005 with the Securities and Exchange Commission;

     (2) modifying the date by which the Company must file a Certificate of Amendment to the Company's Articles of Incorporation to increase the Company's authorized number of shares of common stock to November 30, 2005;

     (3) requiring that the Company file with the Securities and Exchange Commission no later than October 28, 2005 an amendment to the Company's Preliminary Information Statement with respect to the Company's majority shareholders' approval of the increase in the Company's authorized number of shares of common stock; and

     (4) prohibiting us from redeeming or repaying the Debentures with proceeds from the Standby Equity Distribution Agreement for so long as the Debentures are held by Cornell Capital or its affiliates.

     In addition, the letter agreement amended the Company's Investor Registration Rights Agreement with Cornell Capital dated August 26, 2005 to change to November 30, 2005 the date for filing a registration statement covering the shares of the Company's common stock issuable upon the Debentures and warrants issued to Cornell Capital as well as the date by which such registration statement shall be declared effective to February 28, 2006.

     The Convertible Debentures have a March 31, 2007 maturity date, provide for monthly payments commencing on the earlier of the first day of the first month following effectiveness of the Company's applicable registration statement or the stated anniversary of the date of issuance of the respective Debenture, and accrue interest at 12% per year.


Warrants


o The Company issued to Cornell Capital a warrant to purchase 500,000 shares of Common Stock at an exercise price of $0.12 per share. The Company issued this warrant to Cornell Capital as part of a commitment fee owed to Cornell Capital pursuant to the Standby Equity Distribution Agreement.

o The Company issued to Cornell Capital a warrant to purchase 1,250,000 shares of Common Stock at an exercise price of $0.12 per share.

     The Company issued this warrant as payment of a fee owed to Cornell Capital pursuant to the Securities Purchase Agreement between the Company and Cornell Capital.

     Each of the warrants described above contain materially identical terms and conditions. The exercise prices of the warrants are subject to adjustment if the Company issues or sells any shares of Common Stock (other than (a) securities issued in connection with a strategic partnership or a joint venture (the primary purpose of which is not to raise equity capital); (b) securities as consideration for a merger or consolidation or the acquisition of a business, product, license, or other assets of another person or entity; (c) options to purchase common stock issued to Company employees with exercise prices not less than the Closing Bid Price on the date of issuance; or (d) securities issued in connection with an employee benefit plan, provided securities issued pursuant to (a) through (c) are issued at a price equal or greater than the arithmetic average of the Closing Bid Price of the Company's common stock for the prior 10 trading days) for a consideration per share less than a price equal to the warrant's exercise price in effect immediately prior to such issuance or sale (such transaction, a "Warrant Price Adjustment Transaction"). If the Company issues such securities, then the exercise prices of the warrants shall be reduced to an amount equal to the consideration paid in the Warrant Price Adjustment Transaction. In addition, the warrant exercise prices are subject to adjustment if the Company subdivides or combines one or more classes of its common stock. In such instance, the warrant exercise prices will be adjusted proportionately to reflect such transaction. The warrant exercise prices are also subject to adjustment if the Company declares or makes any dividend or other distribution of its assets, with the adjustment to be based on the value of the distribution. Finally, the Company is obligated to make an appropriate downward adjustment to the warrant exercise prices upon the occurrence of an event similar to the aforementioned transactions but which is not specified in the warrant agreement itself (e.g., the granting of stock appreciation rights, phantom stock rights or other rights with equity features).


Options

o    None.

Other Commitments to Issue Securities

o The Company has agreed to pay a placement agent fee of $10,000 in common stock under a placement agent agreement relating to the Standby Equity
     Distribution Agreement. These shares will be issued upon the Company obtaining shareholder approval and filing the Amendment to its Articles of Incorporation to increase its authorized Common Stock as described above and will be at a price per share that is the lowest closing bid price of the Company's Common Stock, as quoted by Bloomberg LP during the five trading days immediately preceding the filing of the Amendment.

                                    PROCEDURE

The Company will file the Amendment with the State of Florida to make the Amendment effective. It is anticipated that the Amendment will be filed on that date which is 20 days after this Information Statement is first mailed to stockholders or ___________, 2005 (the "Effective Date").

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 26, 2005, the number and percentage of outstanding shares of Common Stock beneficially owned by executive officers, directors and stockholders owning at least 5% of Common Stock and our executive officers and directors as a group.

                                                                      % of Class
Name and Address of Beneficial Owner   Shares Beneficially Owned      Owned(1)
------------------------------------- --------------------------- -------------

Louis Pardau Dit Pardo                     14,063,572                   21.31%
c/o Poseidis, Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

Christophe Giovanetti                      14,390,389(2)                21.81%
c/o Poseidis, Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

Norbert Etienne                                     0                    0.00%
c/o Poseidis, Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

All Executive Officers
& Directors as a Group                     14,063,572                   21.31%
------------------------------------------------
(1) Percentage is based on a total of 65,995,800 shares of Poseidis, Inc. common stock outstanding as of September 26, 2005, inclusive of the number of shares of Poseidis, Inc. common stock issuable to the person or entity upon conversion of convertible securities held by such person or entity. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 26, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes a total of 5,774,576 shares of common stock held by DMI Joaillerie Paris, of which Mr. Giovannetti is the Managing Director and owns 49% of its common stock. Also includes a total of 168,000 shares of common stock held by Matthews Morris, Inc., of which Mr. Giovannetti is the President and sole owner.


             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holding or otherwise, in the Amendment, which is not shared by all other holders of the Company's Common Stock.

All members of the Board of Directors of the Company approved the Amendment by unanimous written consent of the Board of Directors dated September 21, 2005.

No security holder entitled to vote at a shareholder's meeting or by written consent has submitted to the Company a proposal.


                                  OTHER ACTION

No further business will be transacted by written consent to corporate action in lieu of a meeting of stockholders regarding matters to which this Information Statement pertains.

                             ADDITIONAL INFORMATION

The Company files reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information concerning the Company at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review the Company's electronically filed reports, proxy and information statements on the SEC's internet site at http://www.sec.gov.


                       BY ORDER OF THE BOARD OF DIRECTORS



                 By:
                    -------------------------------
                      Louis Pardau Dit Pardo
                        President and Director (Principal
                      Executive and Financial Officer)


Dated:  __________, 2005

Annex A

                     AMENDMENT TO ARTICLES OF INCORPORATION
                                       OF
                                 POSEIDIS, INC.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 510,000,000 shares, composed of 500,000,000 shares of common stock, par value $0.0001 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

     (1) Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have distinctive serial designations, as shall hereafter be determined in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority to do so which is hereby vested in the Board of Directors.

     (2) Each series of Preferred Stock

          (i)  may have such number of shares;

          (ii) may have such voting powers, full or limited, or may be without voting powers;

          (iii)may be subject to redemption at such time or times and at such prices;

          (iv) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, from such date or dates, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock;

          (v) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation;

          (vi) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange, and with such adjustments;

          (vii)may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts;

          (viii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payments of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and

          (ix) may have such other relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof;

all as shall be stated in said resolution or resolutions of the Board of Directors providing for the issue of such Preferred Stock. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock, the number of shares constituting such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

     (3) Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preferred Stock any may be reissued as part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock and to any filing required by law.

     (4) Except as otherwise provided by law or by the resolution or resolutions of the Board of Directors providing for the issue of any series of the Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of Directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share held.

     Subject to all of the rights of the Preferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

     Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the holders of the Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interest, to the exclusion of the holders of the Preferred Stock.